Correspondence

Independent Law PLLC Alan T. Hawkins, Esq. ahawkins@independent.law www.independent.law (352) 353-4048 2106 NW 4th Place, Gainesville, Florida 32603

March 21, 2022

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Via Electronic Filing on EDGAR only

Att.: Ms. Christine Westbrook, Office of Life Sciences, Division of Corporation Finance

Re:	Marijuana Company of America, Inc. Post-Qualification Amendment No. 2 to Form 1-A Filed March 4, 2022 File No. 024-11668

Dear Ms. Westbrook:

On behalf of our client, Marijuana Company of America, Inc., a Utah corporation (the “Company”), we are filing herewith an Amendment No. 3 (the “Amendment”) to the Company’s Form 1-A offering statement filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2021. This Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of the Staff’s letter dated March 18, 2022 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

Post-Qualification Amendment No. 2 to Form 1-A filed March 4, 2022

Part I Information

Item 3. Application of Rule 262(d), page 1

1. We note you have checked the box to indicate that “bad actor” disclosure under Rule 262(d) is provided in Part II of the offering statement; however, we could not locate such disclosure. Please note that the Regulation A exemption from registration is not available for an offering if, among other things, the issuer or other “covered persons” have experienced a disqualifying event. If applicable, please provide us with your analysis supporting your eligibility to conduct the offering.

ANSWER: In response to the Staff’s comment, we have corrected this error by unchecking the relevant box in Part I of the offering statement, which was checked in error. Neither the Company nor any covered persons are disqualified under Rule 262(d), and there is no relevant disclosure to be made under Rule 262(d).

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

Price Per Security, page 1

2. We note you have indicated the price per security here of $0.002 per share and $0.0002 per share in your offering statement. Please revise or advise.

ANSWER: In response to the Staff’s comment, we have corrected the Part I information to reflect that the correct price per share is $0.0002, as stated in the offering statement.

3. Please provide updated disclosure of compensation of directors and executive officers for the most recent fiscal year. Refer to Item 11 of Form 1-A.

ANSWER: In response to the Staff’s comment, we have provided updated disclosure of compensation of directors and executive officers for the most recent fiscal year, 2021, in Item 11.

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Alan T. Hawkins, of Independent Law PLLC, serving as outside corporate and securities counsel to the Company. I can be reached by telephone at (352) 353-4048 or via email at ahawkins@independent.law.

Regards,

INDEPENDENT LAW PLLC

/s/ Alan T. Hawkins

Alan T. Hawkins, Esq.

ahawkins@independent.law

cc:           Client (via email only)